Genius Brands International, Inc.
190 N. Canon Drive, 4th Floor

Beverly Hills, CA 90210

January 24, 2020

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Genius Brands International, Inc.
Registration Statement on Form S-3
Filed on January 17, 2020
File No. 333-235962
Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Genius Brands International, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Monday, January 27, 2020, at 10:00 a.m. EST, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Jeffrey Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6732.

Very truly yours,

Genius Brands International, Inc.

/s/ Andy Heyward

Andy Heyward

Chief Executive Officer

cc:	Securities and Exchange Commission
Jacqueline Kaufman

Genius Brands International, Inc.
Bob Denton, Chief Financial Officer
Michael Jaffa, General Counsel

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz, Esq.